UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM CORRESPONDENCE

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

January 29, 2010
(Date of the earliest event reported)

Simulations Plus, Inc.
(Exact name of registrant as specified in its charter)

California	001-32046	95-4595609
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

42505 10th Street West, Lancaster, California 93534-7059
(Address of principal executive offices) (Zip Code)

661-723-7723
Registrant's telephone number, including area code

Mr. David Orlic
Staff Attorney
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Simulations Plus, Inc. Form 10-K for Fiscal year Ended August 31, 2009 Form 10-Q for Fiscal Quarter Ended November 30, 2009 File No. 000-32046

Dear Mr. Orlic:

We have reviewed your comment letter dated January 29, 2010 and are responding to your comments to the above-referenced Form 10-K and Form 10-Q of Simulations Plus, Inc. (the “Company” or “we”).  We expect to file an amendment to such Form 10-K (“Amended 10-K”) via EDGAR as soon as we reach an agreement on the matters in subject.  The following is a response to each of your comments (in the order of your comments) and a discussion of changes that we propose to make in the Amended 10-K, if applicable.  All references to item numbers herein refer to the Amended 10-K unless otherwise stated.

Part III

Page 23 – General

1.	Comment:

We note that you have incorporated by reference information from your Definitive Proxy Statement on Schedule 14A, which was filed January 5, 2010, more than 120 days after your fiscal year end.  Please note that information required by Part III of Form 10-K may be incorporated by reference from your definitive proxy statement if it is filed within 120 days after the end of your fiscal year.  Refer to General Instruction G(3) of Form 10-K.  As such, please amend your Form 10-K to include the information required by Part III.

Response:

We will file the Amended 10-K including the information required by Part III.

Item 11 – Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed January 5, 2010)

2.	Comment:

We note that grants of plan-based awards were made during the fiscal year 2009 according to your table on page 14, In your future filings, please disclose, in tabular format, all equity compensation plans approved and not approved by security holders, as required by Item 201(d) of Regulation S-K.

Response:

In our future filings, we will ensure that all equity compensation will be disclosed in tabular format as required by Item 201(d) of Regulation S-K.  Please see the following table which will be disclosed in the Amended 10-K to be filed.

Equity Compensation Plan Information (1)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,714,536	$ 0.91	306,000
Equity compensation plans not approved by security holders	0	0	0
Total	2,714,536		306,000

(1)	The Company is authorized to issue stock options under the following compensation arrangement:
a.	4,000 shares per year per person to Directors as a part of their annual stipends.
b.	50 shares for each $1,000 of net income before taxes at the end of each fiscal year (up to a maximum of 120,000 options) to CEO over the term of the current employment agreement.

Director Compensation, page 19

3.	Comment:

In your future filings, please provide the disclosure required by Item 402(r) of Regulation S-K in the appropriate tabular format, relating to the compensation of your directors.

Response:

In our future filings, we will ensure that the disclosure required by Item 401(r) of Regulation S-K will be reported in tabular format.  Please see the following summary table which will be disclosed in the Amended 10-K to be filed.

ITEM 11 – EXECUTIVE COMPENSATION

SUMMARY TABLE OF DIRECTORS’ COMPENSATION

Name of Directors	Fiscal Year	Fees earned or paid in cash ($)	Option Awards ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(g)
Dr. David Z. D’Argenio	2009	11,000	5,895	243	17,138
	2008	8,000	4,913	230	13,143

Dr. Richard R. Weiss	2009	10,000	5,895	0	15,895
	2008	8,000	4,913	0	12,913

Harold W. Rosenberger	2009	11,000	1,634	0	12,634
	2008	6,750*	0	0	6,750

(c)	The Directors’ stipends are $5,000 per year for fiscal years 2009 and 2008, and $1,000 per meeting.
(d)
Amount represents the stock-based compensation expense recorded by us in fiscal 2009 and 2008 measured using the Black-Scholes option pricing model at the grant date based on the fair value of the option awards.

(e)	Mileage expense to attend meeting is reimbursed at the rate set by Internal Revenue Service for business use, except for the Directors who are local residents.
*	Prorated by the service performed.

Item 13 – Certain Relationships and Related Transactions (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed January 5, 2010)

4.	Comment:

We note that you have incorporated by reference the information required by this Item from your definitive proxy statement; however, you have not disclosed in the definitive proxy statement any reportable transactions with related persons since the beginning of your last fiscal year.  If no related party transactions occurred during this period, please provide us with a representation to this effect and confirm that you will provide the disclosure required pursuant to paragraph (d) of Item 404 of Regulation S-K in future filings.

Response:

Please see the following paragraphs which will be disclosed in the Amended 10-K to be filed.

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Independence of the Board of Directors

Our common stock is traded on NASDAQ.  The Board of Directors has determined that a majority of the members of the Board of Directors qualify as “independent,” as defined by the listing standards of NASDAQ.  Consistent with these considerations, after review of all relevant transactions and relationships between each director and nominee, or any of his or her family members, and the Company, its senior executive management and its independent auditors, the Board of Directors has determined further that all of our directors are independent under the listing standards of NASDAQ, except for Walter Woltosz, and Virginia Woltosz.  In making this determination, the Board of Directors considered that there were no new transactions or relationships between its current independent directors and the Company, its senior management and its independent auditors since last making this determination.

Audit Committee.  The Audit Committee is currently comprised of: Mr. H. Wayne Rosenberger, Dr. Richard R. Weiss and Dr. David Z. D'Argenio. Each member of the Audit Committee is independent as defined under the applicable rules of the SEC and NASDAQ listing standards.

Compensation Committee.  Our compensation committee is currently comprised of the following, each of whom is independent as defined under the applicable rules of the SEC and NASDAQ listing standards: Mr. H. Wayne Rosenberger, Dr. Richard R. Weiss and Dr. David Z. D'Argenio.

Part IV

Item 15 – Exhibits and Financial Statement Schedules, page 23

5.	Comment:

In your response to prior comment 9, you indicate that the contracts made with two customers that accounted for 13% each of net sales, a third customer that accounted for 12% of net sales of Simulations Plus, and the government agency that accounted for 21% of net sales for Words+, were all made in the ordinary course of business.  Given that these customers accounted for more than 10% of your net sales, tell us what consideration you have given to whether you are substantially dependent on these contracts, and therefore are required to file the contracts as exhibits to your Form 10-k.  Refer to Item 601(b)(10)(ii)(B) of Regulation  S-K.

Response:

The references on page F-12 to “Simulations Plus” refer to the pharmaceutical software and services segment of the consolidated company’s business, as described in Item I – Overview of the Company in our original Form 10-K.  (“For the purposes of this document, we sometimes refer to the two businesses as “Simulations Plus” when referring to the business that is pharmaceutical software and services, educational software, and Abbreviate!, and “Words+” when referring to the business that is focused on assistive technologies for persons with disabilities.”)  The percentages disclosed are percentages of the segments and not the Company as a whole.  This is something that we will make more clear in future filings.

We have considered the amount of the consolidated Company’s net sales attributable to the specific contracts with these customers and determined that the Company is not substantially dependent on any of these contracts. As you can see in the following table which describes the breakdown of business transactions with our largest customers, no customer accounts for 10% or more of the company’s consolidated sales, even when all separate contracts are lumped together.

We also considered the following when determining whether the Company is substantially dependent on any particular contract. With regards to Simulations Plus, Inc.’s business, we develop and sell software to our customers.  Some large customers place a single consolidated order rather than placing the orders by each individual geographical site in order to take advantage of volume discounts.  If the event such a customer closes one site and does not transfer the licenses to another site, we might lose one of their software license renewals, but it is not likely that we would lose all of them at once.  In addition to our software business, Simulations Plus, Inc. also provide various services to the same companies, such as funded collaborations for extending the capabilities of our software and analytical study contracts for particular drug research projects.  Those services are contracted by different business units of the same company under separate contracts, so although one company represents over 10% of our pharmaceutical segment if all contracts are lumped together (but only 9% of consolidated revenues), the contents of each contract are actually separable transactions. Thus, we conclude that the consolidated Company is not substantially dependent on sales of software or service contracts to a particular company or a particular contract.

With regards to Words+, Inc.’s business, we manufacture Augmentative Alternative Communication (AAC) devices for the disabled.  In 2000, Medicare approved funding for patients with ALS (Amyotrophic Lateral Sclerosis, commonly known as Lou Gehrig’s disease).  We bill Medicare for our services on behalf of our clients.  Medicare billings resulted in 21% of the Words+ subsidiary’s business (but only 7% of our consolidated revenues).   It is highly unlikely that all future Medicare recipients would simultaneously cease to order from Words+, thus we conclude that we are not substantially dependent on business with Medicare.  In the unlikely event that Medicare disapproves funding for our products in the future, we expect that our clients would find alternative financial sources as they did prior to 2000.  Prior to 2000, they used their own insurance, Medicaid funding if applicable, or charities, etc.

Simulations Plus, Inc. and Subsidiary		Consolidated revenue		$9,143,271
Simulations Plus	FY09 Total Revenue	$6,301,355	% of segmented revenue	% of consolidated revenue

Company A	SFWR Global License	592,200	9%	6%
	Analytical study contract	10,143	0%	0%
	Collaborative Research	200,000	3%	2%
		802,343	13%	9%

Company B	A new module development Project 1	200,000	3%	2%
	A new module development Project 2	80,000	1%	1%
	ClassPharmer SFWR License	49,200	1%	1%
	SFWR Global License	381,825	6%	4%
	ADMET PB module License	74,608	1%	1%
		785,633	12%	9%

Words+	FY09 Total Revenue	$2,841,916

Medicare	Region A	94,253	3%	1%
	Region B	61,644	2%	1%
	Region C	381,676	13%	4%
	Region D	72,372	3%	1%
		609,945	21%	7%

Item 4 – Controls and Procedures, page 23

6.	Comment:

Your presentation of the conclusions of your principal executive officer and principal financial officer as to the effectiveness of your disclosure controls and procedures continues not to conform with Rule 13a-15, and continues not to speak as of the end of the period covered by the report.  See prior comment 3.  Confirm that these officers determined that your disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as of November 30, 2009, and confirm that you will present the conclusions of these officers correctly in future filings.

Response:

Our chief executive officer (principal executive officer) and chief financial officer (principal financial officer) both determined that our disclosure controls and procedures were effective as of November 30, 2009, and in our future filings, we will present our conclusions of these officers correctly.  Please see the following paragraphs which will be disclosed in the Amended 10-K to be filed.

Item 9A(T) – Controls and Procedures

We are responsible for maintaining disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Disclosure controls and procedures are controls and other procedures designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  In designing and evaluating disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on our management’s evaluation (with the participation of our principal executive officer and principal financial officer) of our disclosure controls and procedures as required by Rule 13a-15 under the Exchange Act, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of November 30, 2009, the end of the fiscal year covered by this report.

Exhibits 31.1 and 31.2

7.	Comment:

The language of the certifications required by Rule 13a-14(a) may not be altered in any manner form the form appearing in Item 601(b)(31)(i) of Regulation S-K.  In this regards, we note that you have included additional language in the introductory paragraph of your certifications and have not included the entire language required by paragraph 5, which specifies that the evaluation is based on the internal control over financial reporting.  Please confirm that in future filings you will not alter the form of the certifications in any manner from that appearing in Item 601(b)(31)(i) of Regulation S-K.

Response:

In our future filings, we will not alter the form of the certifications in any manner from that appearing in Item 601(b)(31)(i) of Regulation S-K.  Please see the following certification which will be disclosed in the Amended 10-K to be filed.

Exhibit 31.1

RULE 13a-14(a) CERTIFICATION
SIMULATIONS PLUS, INC.
a California corporation

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Walter S. Woltosz, certify that:

1.	I have reviewed this Annual Report on Form 10-K of Simulations Plus, Inc., a California corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February xx, 2010	By: /s/
Walter S. Woltosz Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

RULE 13a-14(a) CERTIFICATION

SIMULATIONS PLUS, INC.
a California corporation

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Momoko A. Beran, certify that:

1.	I have reviewed this Annual Report on Form 10-K of Simulations Plus, Inc., a California corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February xx, 2010	By: /s/
Momoko A. Beran Chief Financial Officer (Principal Financial Officer)

Exhibit 32

CERTIFICATIONS PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Simulations Plus, Inc., a California corporation (the “Company”), on Form 10-K for the year ended August 31, 2009, as filed with the Securities and Exchange Commission, and as amended (the “Report”), Walter S. Woltosz, Chief Executive Officer of the Company and Momoko A. Beran, Chief Financial Officer of the Company, respectively, do each hereby certify, pursuant to 18 U.S.C. § 1350, that to his/her knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/
Walter S. Woltosz
Chief Executive Officer
February xx, 2010

/s/
Momoko A. Beran
Chief Financial Officer
February xx, 2010

(A signed original of this written statement required by Section 906 has been provided to Simulations Plus, Inc. and will be retained by Simulations Plus, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.)

Please let us know if you have any questions or need additional information.

Very best regards,

/s/ Momoko Beran
Momoko Beran
Chief financial officer